[redacted]

10016202

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

19 Aug 2010

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 27 July 2010 and 2 August 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

dlw 8/24

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(stock code: 0017)

COMPLETION OF THE GROUP A DISPOSAL
CONTINUING CONNECTED TRANSACTIONS

COMPLETION OF THE GROUP A DISPOSAL

The Board is pleased to announce that all the conditions precedent to the completion of the Group A SP Agreement have been fulfilled and the transactions contemplated under the Group A SP Agreement have been completed on 27 July 2010.

CONTINUING CONNECTED TRANSACTIONS

As disclosed in the Joint Announcement and the Circular, the Purchaser is a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively. Following completion of the Group A SP Agreement, members of Group A become associates of Mr. Doo.

It is envisaged that, following completion of the Group A SP Agreement and in the ordinary course of their businesses, members of the Group regularly enter into continuing connected transactions with members of the Services Group. In order to streamline such continuing connected transactions, the Company and Mr. Doo entered into the Master Services Agreement on 27 July 2010 whereby each of the Company and Mr. Doo agrees to procure that members of the Group or the Services Group (to the extent practicable) engage relevant members of the Services Group or the Group to provide the Operational and Rental Services to relevant members of the Group or the Services Group.

Mr. Doo is the director of certain subsidiaries of the Company, and hence a connected person of the Company under the Listing Rules. Accordingly, the Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As one or more of the relevant percentage ratios of the Continuing Connected Transactions will exceed 0.1% but less than 5% on an annual basis, such transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules but will not require approval by the independent shareholders of the Company.

1. COMPLETION OF THE GROUP A DISPOSAL

References are made to the Joint Announcement and the Circular in relation to, among others, the Group A Disposal.

The Board is pleased to announce that all the conditions precedent to completion of the Group A SP Agreement have been fulfilled and the transactions contemplated under the Group A SP Agreement have been completed on 27 July 2010.

As disclosed in the Joint Announcement and the Circular, pursuant to and as part of the transactions contemplated under the Group A SP Agreement and for the purposes of facilitating a smooth handover and transition of businesses of the Disposal Group following completion of the Group A SP Agreement:

(i) Consultancy Services will be provided by NWS Service Management Limited, an indirect wholly-owned subsidiary of NWS, to members of the Disposal Group for a term of one year commencing from the date of completion of the Group A SP Agreement at a fixed monthly fee of HK$100,000; and

(ii) Bank Guarantees that are subsisting on completion of the Group A SP Agreement will remain in place for a period of six months from the date of completion of the Group A SP Agreement. As at the date of this announcement, the Bank Guarantees provided by members of the Group to the Group A Members amounted to approximately HK$57 million.

Please refer to the Circular for details of the above transitional arrangements implemented following completion of the Group A SP Agreement.

2. CONTINUING CONNECTED TRANSACTIONS

2.1 Background

As disclosed in the Joint Announcement and the Circular, the Purchaser is a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively. Following completion of the Group A SP Agreement, members of Group A become associates of Mr. Doo.

It is envisaged that, following completion of the Group A SP Agreement and in the ordinary course of their businesses, members of the Group regularly enter into continuing connected transactions with members of the Services Group (comprising members of Group A). In order to streamline such continuing connected transactions, the Company and Mr. Doo entered into the Master Services Agreement on 27 July 2010 whereby each of the Company and Mr. Doo agrees to procure that members of the Group or the Services Group (to the extent practicable) engage relevant members of the Services Group or the Group to provide the Operational and Rental Services to relevant members of the Group or the Services Group.

2.2 Continuing Connected Transactions under the Master Services Agreement

Date:	27 July 2010
Parties:	(1) the Company (2) Mr. Doo
Duration:	An initial term of three years commencing from the date of signing of the Master Services Agreement. Subject to re-compliance with the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules, the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time, the Master Services Agreement may be renewed for a further term of three years.
Nature of transactions:	Provision of the Operational and Rental Services by members of the Group to members of the Services Group and vice versa.
Pricing:	On normal commercial terms and at rates no less favourable than the rates charged to Independent Third Parties which are customers of the Group or the Services Group (as the case may be).

2.3 Provision of the Operational and Rental Services

Under the Master Services Agreement, each of the Company and Mr. Doo agrees to, and agrees to procure that members of the Group or the Services Group (to the extent practicable) engage relevant members of the Services Group or the Group to provide the Operational and Rental Services to relevant members of the Group or the Services Group during the term of the Master Services Agreement.

The Operational and Rental Services include the following services, and such other types of services as the Company and Mr. Doo may agree upon from time to time in writing:

(a) Contracting Services – building and general construction, civil engineering, building exterior and interior design, building repair, renovation maintenance and other services, demolition, piling and foundation, building and property fitting out and decoration work, construction management and the supply of construction and building equipment and materials, electrical and mechanical engineering works, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, lift repair and maintenance services, electrical systems and system design and consultancy and computer aided drafting services.

(b) Cleaning and Landscaping Services – general cleaning, vessel and vehicle cleaning, office and facility cleaning, landscaping and plant maintenance, the supply of plants and laundry services.

(c) Facility Management Services – provision of information technology and telecommunications services, provision of convention and exhibition facilities, related functions and services, food and beverage catering services, food processing, trading and supply, merchandise sourcing, procurement and supply.

(d) Property Management Services – property management, property sales, vessel and vehicle sales and letting agency services, pre-marketing consultancy services, technical services and the provision of car parking, management and related services.

(e) Security and Guarding Services – provision of security guards, security systems installation and maintenance services, armoured transport services and supply of security products.

(f) Financial Services – risk management, insurance management, global and regional management, alternate risk financing and reinsurance brokerage services.

(g) Rental Services – rental of properties, spare spaces, office spaces and car parking spaces and related services.

The above-mentioned engagement is subject to the following qualifications:

(a) the engagement only applies to services required for business, projects and premises for which the relevant members of the Group or the Services Group (as the case may be) have the right to select providers of the relevant Operational and Rental Services;

(b) the engagement is not contrary to the terms of contracts governing the relevant business, projects or premises or any applicable laws, regulations or administrative directives promulgated by competent authorities to which the business, projects and/or premises of the relevant members of the Group or the Services Group (as the case may be) may relate; and

(c) in the event that the relevant members of the Group or the Services Group (as the case may be) are required to select the providers of particular services through auction tenders, the engagement shall only become effective as and when the relevant members of the Services Group or the Group (as the case may be) have been selected by the relevant members of the Group or the Services Group (as the case may be) to provide the relevant services as a result of the relevant auction tenders.

2.4 Terms and Pricing Policies

Pursuant to the Master Services Agreement, members of the Services Group and members of the Group shall, from time to time during the term of the Master Services Agreement, enter into separate Operational Agreements in respect of the provision of the Operational and Rental Services provided that such separate agreements shall always be subject to the Master Services Agreement. In this connection, the Company and Mr. Doo have agreed that:

(a) the prices and terms of the Operational Agreements with respect to the Operational and Rental Services shall be determined in the ordinary course of business on normal commercial terms, negotiated on arm's length basis and at prices and terms no less favourable than those charged and provided to Independent Third Party customers of the Group or the Services Group (as the case may be);

(b) the prices and terms at which the security and guarding services to be provided shall be determined in the ordinary course of business on a cost-plus basis on terms (including prices) no less favourable than those charged to and contracted with other Independent Third Party customers of the Services Group. The cost element includes all direct costs incurred, such as equipment costs, staff costs, public liability insurance and other indirect or common costs allocated on revenue or other equitable basis; and

(c) the term of each Operational Agreement shall be fixed and in any event shall not exceed three years. If the term of an Operational Agreement extends beyond 26 July 2013 (that is, the date on which the initial term of the Master Services Agreement ends), the Company will re-comply with the applicable requirements under the Listing Rules at the relevant time.

2.5 Historic Aggregate Transaction Values

The aggregate transaction values in respect of the Operational and Rental Services with the Services Group for the financial years ended 30 June 2008, 2009 and the six months ended 31 December 2009 were as follows:

Categories	Aggregate transaction values Financial year ended 30 June 2008 *(HK$ million)*	Financial year ended 30 June 2009 *(HK$ million)*	6 months ended 31 Dec 2009 *(HK$ million)*
Operational and Rental Services by members of the Group to members of the Services Group	12.8	58.8	45.3
Operational and Rental Services by members of the Services Group to members of the Group	185.8	191.6	98.0
Total	198.6	250.4	143.3

2.6 Reasons for, and Benefits of, Entering into the Master Services Agreement

The transactions contemplated under the Master Services Agreement are expected to be of a recurrent nature and will occur on a regular and continuing basis in the ordinary and usual course of business of the Group and the Services Group. The above-mentioned Operational Agreements will be agreed on an arm's length basis and on normal commercial terms.

The Board (including the independent non-executive Directors) is of the view that the terms of the Master Services Agreement are fair and reasonable, and in the interests of the Company and its shareholders as a whole, and that it is beneficial to the Company to enter into the Master Services Agreement because the continuing connected transactions contemplated thereunder will continue to facilitate the business of the Group in general.

2.7 Maximum Aggregate Annual Values

The Company expects that the maximum aggregate annual value (the "Annual Cap") in respect of the Operational and Rental Services contemplated under the Master Services Agreement will be as follows:

	Annual Cap for each of the financial years ending 30 June		
Categories	**2011** *(HK$ million)*	**2012** *(HK$ million)*	**2013** *(HK$ million)*
Operational and Rental Services by members of the Group to members of the Services Group	102.0	50.8	51.1
Operational and Rental Services by members of the Services Group to members of the Group	176.0	182.0	188.6
Total	278.0	232.8	239.7

Each of the Annual Caps has been determined by reference to: (a) the historical annual or annualised amounts in respect of that category of service provided by the relevant members of the Group to the relevant members of the Services Group or vice versa during the past three financial years; and (b) the projected annual or annualised amounts in respect of that category of service to be provided by the relevant members of the Group to the relevant members of the Services Group or vice versa in the next three financial years.

The above-mentioned projected figures are determined based on the relevant historical figures, taking into account the business growth of the Services Group and the Group, the estimated future demand, the inflation factor and adjustments for non-recurring or extraordinary items, and on the principal assumptions that, for the duration of the projected period, there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the businesses of the Services Group and the Group.

The Board is of the opinion that the proposed Annual Caps as stated above are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Company will make a further announcement in the event that any of the Annual Caps set out above is exceeded.

2.8 Requirements of the Listing Rules

Mr. Doo is is the director of certain subsidiaries of the Company, and hence a connected person of the Company under the Listing Rules. Accordingly, the Master Services Agreement and all the transactions contemplated thereunder constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules.

As one or more of the relevant percentage ratios of the Continuing Connected Transactions will exceed 0.1% but less than 5% on an annual basis, such transactions will be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules but will not require approval by the independent shareholders of the Company.

In the event that any of the Annual Caps is exceeded or the Master Services Agreement is renewed or materially varied, the Company will re-comply with the reporting and announcement requirements pursuant to Rules 14A.45 to 14A.47 of the Listing Rules, the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules and/or any other applicable requirements under the Listing Rules at the relevant time.

3. INFORMATION REGARDING MR. DOO, THE SERVICES GROUP AND THE GROUP

Mr. Doo

Mr. Doo is the director of certain subsidiaries of the Company and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of the Company. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu Tung, the brother-in-law of Dr. Cheng Kar Shun, Henry and Mr. Cheng Kar Shing, Peter, the uncle of Mr. Cheng Chi Kong, Adrian and Mr. Cheng Chi Heng, and a controlling shareholder of the Services Group.

The Services Group

The Services Group is principally engaged in the provision of services including (a) laundry and landscaping; (b) security and guarding; (c) trading of building materials; (d) senior residents' home; and (e) insurance brokerage as at the date of this announcement.

The Group

The Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology.

4. DEFINITIONS

Unless the context otherwise requires, the following expressions have the meanings set out in this announcement:

"associates"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of directors of the Company
"Bank Guarantee(s)"	has the meaning ascribed to it under the Circular
"Circular"	the circular of the Company dated 2 July 2010 in respect of the discloseable and connected transactions concerning the disposal of the Disposal Group
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange and the holding company of NWS
"Consultancy Services"	has the meaning ascribed to it in the Circular
"Continuing Connected Transactions"	the transactions contemplated under the Master Services Agreement
"Director(s)"	the director(s) of the Company
"Disposal"	has the meaning ascribed to it under the Circular
"Disposal Group"	has the meaning ascribed to it under the Circular
"Group"	the Company and its subsidiaries from time to time
"Group A"	has the meaning ascribed to it under the Circular
"Group A Disposal"	has the meaning ascribed to it under the Circular
"Group A Members"	has the meaning ascribed to it under the Circular
"Group A SP Agreement"	has the meaning ascribed to it under the Circular
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Third Party"	in relation to the Company, person or company which is independent of any member of the Group, the directors, the chief executives, the substantial shareholders of the Company or any of its subsidiaries, and their respective associates and in relation to Mr. Doo, person or company which is independent of him and any member of the Services Group and not his associate, and Independent Third Party of the Company or Mr. Doo shall be construed accordingly
"Joint Announcement"	the announcement dated 11 June 2010 jointly issued by the Company and NWS in relation to the Disposal
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Services Agreement"	the master services agreement in relation to the Operational and Rental Services entered into between the Company and Mr. Doo on 27 July 2010
"Mr. Doo"	Mr. Doo Wai Hoi, William, a non-executive NWS Director and the director of certain subsidiaries of the Company and NWS. He is also the beneficial owner of several corporate substantial shareholders of certain subsidiaries of the Company. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu Tung (an executive Director), the brother-in-law of Dr. Cheng Kar Shun, Henry (an executive Director and an executive NWS Director) and Mr. Cheng Kar Shing, Peter (a non-executive Director), the uncle of Mr. Cheng Chi Kong, Adrian (an executive Director), Mr. Cheng Chi Ming, Brian (an executive NWS Director) and Mr. Cheng Chi Heng (an executive Director) and the father of Mr. William Junior Guilherme Doo (an executive NWS Director)
"Mr. Wong"	Mr. Wong Kwok Kin, Andrew, an executive NWS Director immediately before the Group A Disposal and his resignation as an executive NWS Director on 1 August 2010
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange (stock code: 659) and beneficially owned as to approximately 58.9% by the Company as at the date of this announcement
"NWS Director(s)"	the director(s) of NWS

"Operational Agreements"	the individual agreements in respect of the provision of any of the Operational and Rental Services which may from time to time be entered into between a member of the Services Group and a member of the Group pursuant to the Master Services Agreement, and "Operational Agreement" means any of them
"Operational and Rental Services"	contracting services, cleaning and landscaping services, facility management services, property management services, security and guarding services, financial services, rental services and such other types of services as the parties may agree upon from time to time in writing provided by members of the Group or the Services Group to members of the Services Group or the Group, the initial scope of the Operational and Rental Services is as described in Section 2 of this announcement
"Purchaser"	Fung Seng Enterprises Limited, a company incorporated in Hong Kong which is beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively
"Services Group"	any company in the equity capital of which Mr. Doo is directly or indirectly interested so as to exercise or control the exercise of 30% or more of the voting power at general meetings
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong

By order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 27 July 2010

As at the date of this announcement: (a) the executive directors of Company are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart, Mr. Cheng Chi Kong, Adrian and Mr. Cheng Chi Heng; (b) the non-executive directors of the Company are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of Company are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

For Main Board and GEM listed issuers

HKEX 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/07/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 02/08/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,917,988,547**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,917,988,547**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	127,374,741
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil

(Preference shares) N/A

(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______________
(Preference shares) ______________
(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A						
Class of shares issuable *(Note 1)* Ordinary						
Subscription price HKD26.784						
EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	________			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		________	________
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	________			
		Cancellation date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		________	________
7. Redemption of shares		Class of shares redeemed *(Note 1)*	________			
		Redemption date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		________	________
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	________			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		________	________

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*